FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

	By:	/s/ John Zhonghan Deng
	Name:	John Zhonghan Deng
	Title:	Chairman and Chief Executive Officer
Date: February 9, 2007

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Exhibit 99.1

Vimicro Announces Update to Business Outlook

Beijing, China – February 7, 2007 – Vimicro International Corporation (Nasdaq: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today reaffirmed guidance for the fourth quarter of 2006. The Company continues to expect revenue to range from $34 million to $36 million and fully diluted earnings per share to range from $.08 to $.10 on a non-GAAP basis for the three months ended December 31, 2006.

Concurrently, Vimicro announced preliminary guidance for the first quarter of 2007 and expects revenue to range from $21 million to $23 million and fully diluted earnings per share to range from $.01 to $.03 per ADS on a non-GAAP basis. These estimated results reflect the normal seasonality factors associated with the impact of overall business slow down during the Chinese New Year Holiday. Also impacting first quarter results has been the delayed launch of Microsoft’s Windows Vista™ Operating System, which was ultimately released on January 29, 2007. As a result of the delay, many PC and notebook manufacturers and module makers have also delayed their shipments, which is estimated to have a corresponding effect on Vimicro’s first quarter. In addition, the delayed launch of Vista™ has also led to inventory buildup by Vimicro’s downstream customers in this quarter. With Vista now available in the market, the Company expects growth to resume in the second quarter of 2007 and estimates that revenue will increase 25 percent to 30 percent as compared to the first quarter of 2007.

“We are pleased that the uncertainties associated with the delayed launch of Vista™ are finally resolved. With Vista now available, we are confident in our outlook for the second quarter and for the remainder of the year.” said Kevin Jin, Vimicro’s President and Chief Operating Officer.

An announcement regarding the date and time of the Company’s fourth quarter and year end 2006 earnings release and conference call will be forthcoming.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ global market under the ticker symbol “VIMC.”

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward- looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ

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materially from those contained in any forward-looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of February 7, 2007, and Vimicro undertakes no duty to update such information, except as required under applicable law.

For further information about Vimicro, please contact:

Investor Contact:

Shelton Group

Ryan Bright

972.239.5119 ext. 159

rbright@sheltongroup.com

Leanne Sievers

949.224.3874

lsievers@sheltongroup.com

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